The Flex-funds®

TEACH A CHILD TO BECOME A MILLIONAIRE.

Sound too good to be true? It isn't.
Encourage your child to start investing at a young age, and the outcome can be more fun (and rewarding) than the latest video game!

A great place to start is with The Flex-funds®!

Read more on teaching your child about money in the April 2009 Reflexions!

Get them started today!
Call The Flex-funds® or visit www.FlexFunds.com for an application and prospectus!

800.325.3539

Past performance is not a guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. An investment in money market funds is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing. To unsubscribe, click "reply".